Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

ntl Telewest briefing
3 October 2005

What's been announced?

o ntl and Telewest have agreed a framework to combine both businesses

o ntl will buy the Telewest business to create a single company able to challenge our competitors as never before

o The combined company will bring together at last all the franchises and operations created so many years ago

o It will offer broadband, TV and telephony services to over 12.5 million homes and provide consistent products and services for business and wholesale customers across the UK

For now, there's no change

o There's a long process to work through before the deal can be closed and we become one company

o The agreement is subject to approval by shareholders and we have to satisfy various legal and regulatory conditions.  It could take several months

o Until then, we're still totally separate companies and you don't need to do anything differently at all
  > nobody's job is affected
  > there are no changes to products or services
  > it's business as usual in both ntl and Telewest

What does this mean for me?

o For now, absolutely nothing at all.  We're still separate companies & there's no change for anyone
o It's too early to be sure how we'll bring both businesses together when the deal closes
  o We will spend the next few months planning in detail how we will combine the two companies
  o There will be restrictions on what we can communicate until the deal is closed, but we'll give you the facts as and when decisions are made and we have information that we can share

o We can expect to see our fair share of media coverage
  o Journalists will have their own opinions about how we could bring the companies together
  o Remember, it's just speculation and opinion.  If there is anything new to say, we'll tell you ourselves

What does it mean for customers?

o For now, absolutely nothing at all
  o We're still separate companies

o It's business as usual
  o No change to their services
  o No change to their contracts
  o No change to their prices or payment processes

o There's a new section on ntl.com containing information for customers about what's been announced

How can I find out more?

- Now
  - E-mail from CEO
  - Questions & answers in on line un:ltd
  - ‘ntl.telewest questions’ feedback account for additional questions
- Next week
  - Print magazine
- Between now and the deal closing
  - There are legal restrictions around what we can say
  - Updates by e-mail & in team meetings once a month
  - Updates by e-mail & on line un:ltd if there is any news
  - Most up to date information always available in on line un:ltd
  - ‘ntl.telewest questions’ feedback account always available ntl:

As you know, both ntl Incorporated ("ntl") and
Telewest Global, Inc. ("Telewest") are U.S.
companies with securities listed on Nasdaq. As
such, United States securities laws require us to
include the following additional notices in these
materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation
material in respect of the proposed merger of ntl
Incorporated ("ntl") and Telewest Global, Inc.
("Telewest"). In connection with the proposed
merger, ntl and Telewest will file a joint proxy
statement / prospectus with the U.S. Securities
and Exchange Commission (the "SEC"). INVESTORS AND
SECURITY HOLDERS OF ntl AND Telewest ARE ADVISED
TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND
ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC
WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS
WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED MERGER. The final joint proxy statement /
prospectus will be mailed to stockholders of ntl
and Telewest. Investors and security holders may
obtain a free copy of the joint proxy statement /
prospectus, when it becomes available, and other
documents filed by ntl and Telewest with the SEC,
at the SEC's web site at http://www.sec.gov. Free
copies of the joint proxy statement / prospectus,
when it becomes available, and each company's
other filings with the SEC may also be obtained
from the respective companies. Free copies of
ntl's filings may be obtained by directing a
request to ntl Incorporated, 909 Third Avenue,
Suite 2863, New York, New York 10022, Attention:
Investor Relations. Free copies of Telewest's
filings may be obtained by directing a request to
Telewest Global, Inc., 160 Great Portland Street,
London W1W 5QA, United Kingdom, Attention:
Investor Relations. This communication shall not
constitute an offer to sell or the solicitation of
an offer to buy securities, not shall there be any
sale of securities in any jurisdiction in which
such offer, solicitation or sale would be unlawful
prior to registration or qualification under the
securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors,
executive officers and other members of their
management and employees may be deemed to be
soliciting proxies from their respective
stockholders in favour of the merger. Information
regarding ntl's directors and executive officers
is available in ntl's proxy statement for its 2005
annual meeting of stockholders, which was filed
with the SEC on April 5, 2005. Information
regarding Telewest's directors and executive
officers is available in Telewest's proxy
statement for its 2005 annual meeting of
stockholders, while was filed with the SEC on
April 11, 2005. Additional information regarding
the interests of such potential participants will
be included in the joint proxy statement /
prospectus and the other relevant documents filed
with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements
regarding the proposed transaction between ntl and
Telewest, benefits and synergies of the
transaction, future opportunities for the combined
company and products and other statements
regarding Telewest's or ntl's future expectations,
beliefs, goals or prospects. Such statements
constitute forward-looking statements as that term
is defined in the U.S. Private Securities
Litigation Reform Act of 1995. When used in this
document, the words "believe", "anticipate",
"should", "intend", "plan", "will", "expects",
"estimates", "projects", "positioned", "strategy",
and similar expressions or statements that are not
historical facts, in each case as they relate to
ntl and Telewest, the management of either such
company or the proposed transaction, are intended
to identify those expressions or statements as
forward-looking statements. In addition to the
risks and uncertainties noted in this document,
there are certain factors, risks and uncertainties
that could cause actual results to differ
materially from those anticipated by some of the
statements made, many of which are beyond the
control of ntl and Telewest. These include: (1)
the failure to obtain and retain expected
synergies from the proposed transaction, (2) rates
of success in executing, managing and integrating
key acquisitions, including the proposed
acquisition, (3) the ability to achieve business
plans for the combined company, (4) the ability to
manage and maintain key customer relationships,
(5) delays in obtaining, or adverse conditions
contained in, any regulatory or third-party
approvals in connection with the proposed
acquisition, (6) availability and cost of capital,
(7) the ability to manage regulatory, tax and
legal matters, and to resolve pending matters
within current estimates, (8) other similar
factors, and (9) the risk factors summarized and
explained in our Form 10-K. For additional
information concerning factors that could cause
actual results to materially differ from those
projected herein, please refer to our most recent
10-K, 10-Q and 8-K reports.